UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,
People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Beijing Quhuo Technology Co., Ltd. (“Quhuo Technology”), an affiliated entity of Quhuo Limited (the “Company”), entered into a credit facility agreement with Xiamen Bank Co. Ltd., Beijing Branch (the “Lender”), dated February 27, 2024, which was amended by certain supplemental agreements to the credit facility agreement dated March 11, 2024 and September 25, 2024, respectively (as amended, the “Credit Agreement”), whereby the Lender agreed to provide working capital loans to Quhuo Technology in a maximum amount not to exceed RMB 20 million. In connection with the Credit Agreement, Beijing Quhuo Information Technology Co., Ltd. (“Quhuo Information Technology”), a wholly owned subsidiary of the Company, and the Lender entered into a guarantee agreement, dated October 11, 2024, whereby Quhuo Information Technology guarantees to the Lender due payment of the outstanding amounts of principal and interest and other payment obligations of Quhuo Technology under the Credit Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	October 16, 2024	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer